December 22, 2006

VIA EDGAR AND U.S. MAIL

Securities and Exchange Commission

100 F Street, N.E.
Mail Stop 6010
Washington, D.C.  20549

Attn:       Mr. David Burton

Re:          SRS Labs, Inc. (File No. 0-21123)
Form 8-K filed December 8, 2006

Dear Mr. Burton:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 11, 2006 (the “SEC Comment Letter”) regarding the above-referenced Form 8-K of SRS Labs, Inc., a Delaware corporation (the “Company”).  We apologize for any delays in responding, but please note that the Company just received a copy of the letter on December 21, 2006.  The Company is concurrently filing with the Commission an amendment to such Form 8-K (the “Amendment”).

The numbered responses set forth below contain each of the Staff’s comments set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.  All factual representations in this letter are based upon information provided to us by the Company.

1.  Please specifically state whether during your two most recent fiscal years and any subsequent interim period before your former auditor was dismissed, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure.  The phrase “through September 30, 2006” does not sufficiently address this requirement since the former auditor was not dismissed until December 5, 2006.

Please be advised that there were no such disagreements with BDO during the last two fiscal years and the interim period through December 5, 2006.  The Company is concurrently amending its Form 8-K to state that no such disagreements existed during that period.

2.  We note that the post-merger firm, “Squar, Milner, Peterson, Miranda & Williamson, LLP” is not registered with the Public Company Accounting Oversight Board (United States) or “PCAOB.”  Please advise us as to the status of any proposed or pending registration.  Section 102 of the Sarbanes-Oxley Act of 2002 makes it unlawful after October 22, 2003 for any person that is not a registered public accounting firm (i.e., registered with the PCAOB) to prepare or issue, or to participate in the preparation or issuance of, any audit report (or review report) with respect to any issuer.  You must engage a new accountant that is a publicly registered accounting firm to perform review or audit work for the company.  Please file a new Item 4 Form 8-K after you have engaged new accountants that are registered with the PCAOB.  Provide all of the disclosures required by Item 304 of Regulation S-K regarding the period of engagement, as applicable, of Squar Milner Peterson, Miranda & Wiliamson, LLP.

We were informed by Squar, Milner, Miranda & Williamson, LLP (“Squar Milner”) that, on November 15, 2006, Peterson & Co., LLP was merged into Squar Milner.  We have also been informed that the legal entity Squar Milner (which continued to be registered with the PCAOB) did not change as a result of the merger, but the firm simply changed its name after Peterson & Co. was merged into it.  We were further informed by Squar Milner that, on December 6, 2006, the Public Company Accounting Oversight Board (the “PCAOB”) received a signed notification from Squar Milner and Squar, Milner, Peterson, Miranda & Williamson, LLP (“Squar Milner Peterson”) regarding the merger transaction and name change relating to Squar Milner.  We have also been informed by Squar Milner that such notification included all of the representations, consents, and other information required by the PCAOB in order to effect continuation of Squar Milner’s registration status. We have been further informed by Squar Milner that, on December 18, 2006, the PCAOB approved the name change to Squar Milner Peterson.  The name change can be found by searching the PCAOB’s online listing of registered firms at http://registrationapplications.pcaobus.org/.

3.  To the extent that you amend the Form 8-K to comply with our comment, please obtain and file an Exhibit 16 letter from the former accountant stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the accountant does not agree.

The Company is concurrently amending the Form 8-K as requested and is filing an updated Exhibit 16 letter from BDO Seidman, LLP.

*   *   *   *

Please be advised that the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosures in its filings; (ii) that the Staff comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any comments or questions concerning this matter or the Amendment should be directed to the undersigned at (949) 932-3699.

Thank you for your assistance in this matter.

Very truly yours,

DORSEY & WHITNEY LLP

/S/ SCOTT SANTAGATA